UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-43336

Einride AB
(Translation of registrant's name into English)

Stadsgården 6
116 45 Stockholm
Sweden
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Einride and EASE Logistics Are Now Live with Driverless Electric Trucks, Moving Freight Daily on Ohio Roads

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Einride AB
(Registrant)

Date: October 6, 2026	/s/ Viveka Linander Waldenor
Viveka Linander Waldenor
General Counsel